NorthView Acquisition Corp.

207 West 25th St, 9th Floor

New York, NY 10001

December 17, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention: Michael Davis, Esq.

Re:	NorthView Acquisition Corp.

Registration Statement on Form S-1

File No. 333-257156

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, NorthView Acquisition Corp., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 1:00 P.M. (Eastern Time) on December 20, 2021, or as soon thereafter as possible on such date.

Very truly yours,

NorthView Acquisition Corp.

By:	/s/ Jack Stover
Name: Jack Stover
Title: Chief Executive Officer